SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April 1999
                            --------------------

                         THE DIALOG CORPORATION PLC
           (exact name of registrant as specified in its charter)
                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)
                           ---------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               FORM 20-F (X)      FORM 40-F( )

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                YES  ( )      NO  (X)


      On April 27, 1999, the Registrant issued a press release announcing the change of its trading symbol on the Nasdaq National Market to "DIAL" from "DIALY."


                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


 Date: May 6, 1999        THE DIALOG CORPORATION PLC



                                  By: /s/ David G. Mattey
                                     -----------------------------
                                     David G. Mattey
                                     Finance Director





                               EXHIBIT INDEX

 Exhibit No.      Description

 99.1 Press Release, "Dialog Corporation Changes Nasdaq National Market Symbol to DIAL," dated April 27, 1999.